Larry L. Gambotto II

FORMAL EDUCATION

Eastern Michigan University – Ypsilanti, MI   *February – October 2018*

- Executive Fire Officer Staff and Command

Macomb Community College - Warren, MI   *September 2011 – May 2015*

- Associate of Applied Science - Fire Science, Summa Cum Laude

Michigan State University - East Lansing, MI   *January 1993 - May 1996*

- Bachelors of Science – Packaging

Eastern Michigan University - Ypsilanti, MI   *September 1991 - December 1992*

- General Education, Pre Engineering

Redford Union High School - Redford Township, MI   *September 1986 – June 1991*

- High School Diploma with Honors

PROFESSIONAL EXPERIENCE

Captain – Training & Safety, Paramedic, I/C
Rochester Hills Fire Department, Rochester Hills, MI   *July 2006 – Present*

Career Fire Officer and head for the RHFD Training Division, responsible for departmental training, education, health and safety of all members. Duties include coordination for all Fire/EMS trainings, instructing classroom and practical training, oversite of department's fire academy, investigating of all departmental injury and accident reports, coordination of departmental physicals and documentation of above activities. Department's representative to several committee and groups for training, health and safety including City committees and mutual aid partner groups.

- Promoted to Lieutenant/Paramedic   *August 2010*
- Oakland County Hazardous Materials Response Team Medical Officer   *May 2014 - Present*
- Emergency Medical Service Education Team Instructor/Coordinator   *March 2013 - Present*
- Working out of class as Acting Captain/Paramedic   *October 2012 – April 2013*
- Standard Operational Guidelines Committee Member   *September 2012 – March 2013*
- Oakland County Hazardous Materials Response Team Member   *May 2011 – Present*
- Working out of class as Acting Battalion Chief   *November 2016 – January 2017*
- Working out of class as Acting Captain EMS Coordinator   *March 2017 – June 2017*
- Promoted to Captain – Training, Health & Safety   *June 2017-Present*

First Responder Advisor
        MARUX Foundation   *May 2020 - Present*

Safety & Health Committee
        Michigan Professional Fire Fighter Union   *June 2020 - Present*

American Heart Association Instructor
        Woodson Education, LLC.   *August 2010 - Present*
        Crittenton Hospital Medical Center   *January 2010 – 2015*

- American Heart Association Certified Instructor
- Advanced Cardiac Life Support (ACLS) and Pediatric Advanced Life Support Instructor (PALS)
- Adult & Child/Infant CPR/BLS training for the community and professional health care providers

Adjunct Fire Instructor – Oakland Community College   *October 2012 – July 2017*

- Adjunct Fire Instructor, facilitate practical training sessions, instruct Fire Fighter I & II and Company Officer classes

Paid-On-Call Fire Fighter/EMT – Novi Fire Department, Novi, MI   *June 2002 – July 2006*

- Part-time/Paid-On-Call Fire Fighter/EMT-B
- Confined Space Rescue, Ice Rescue, Training and Continuing Education

EMT-Paramedic – Huron Valley Ambulance, Plymouth, MI   *February 2006 – July 2006*

- Full-time Jr. Member of Mobile Intensive Care Unit, ACLS & BTLS certified
- Responded to both emergent scene call and non-emergent ALS transports

EMT-Basic – Huron Valley Ambulance, Ann Arbor, MI   *August 2004 – February 2006*

- Full-time EMT-Basic, Senior member of BLS Transport Unit, supervised Jr. crew member

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Licensures and Certifications

Fire Fighter I, Haz-Mat Operations – Novi Fire Department, Novi, MI	*June 2002*
EMT - Basic – Novi Fire Department, Novi, MI	*February 2004*
Fire Fighter II – Wayne County Community College, Taylor, MI	*April 2004*
EMT - Paramedic – HVA Center of EMS Education, Ann Arbor, MI	*December 2005*
National Incident Management System (NIMS) 100, 200, 700 and 800	
ACLS, PALS, BLS Instructor – Crittenton Hospital Medical Center, Rochester Hills, MI	*January 2010*
Fire Company Officer I & II – Oakland Community College, Auburn Hills, MI	*May 2011*
Hazardous Materials Technician – Michigan State Police Training Center, Lansing, MI	*September 2011*
Incident Command System (ICS) 300 & 400 – MSP Training Center, Lansing , MI	*March 2012*
Fire Instructor I – Oakland Community College, Auburn Hills, MI	*August 2012*
Advanced Haz-Mat Life Support Provider/Instructor – Schoolcraft College, Westland, MI	*December 2012*
EMT – P, Instructor/Coordinator – Oakland Community College, Auburn Hills, MI	*September 2013*
Fire Instructor I – Michigan Fire Fighter Training Council	*November 2013*
National Fallen Firefighters Foundation – Stress First Aid Trainer	*June 2017*

National Fallen Firefighters Foundation – Courage to Be Safe Trainer   *August 2017*
Firefighter Cancer Support Network – Trainer   *February 2018*
Fire Instructor II – Detroit Fire Department Regional Training Center   *June 2018*
School of Fire Staff & Command – Eastern Michigan University   *September 2018*
ISFSI Live Fire Instructor - Fixed Facility – Detroit Fire Dept. Regional Training Center   *March 2019*
IAFF Peer Support – Mt. Clemens Fire Department.   *May 2019*

Awards

United Way for Southeast Michigan – Heart of Gold Recipient   *2003*
Huron Valley Ambulance - Professional Achievement Award   *2004 & 2005*
Rochester Hills Fire Department - Benjamin Franklin Fire Service Leadership Award   *2015*